INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF:PK (USA)

DATE: December 14, 2005

______________________________________________________________________________________

INTERNATIONAL KRL RESOURCES CORP. ARRANGES PRIVATE PLACEMENT

International KRL Resources Corp. (the “Company”) is pleased to announce that it is arranging a non-brokered private placement of up to 2,000,000 flow through units at a price of $0.25 per flow through unit (the “FT Units”), and up to 1,000,000 non-flow through units at a price of $0.20 per non-flow through unit (the “Non FT Units”), for total gross proceeds of up to $700,000.

Each FT Unit shall consist of one flow-through common share and one half of one non-flow-through share purchase warrant, with each whole such warrant exercisable into one common share of the Company for two years from closing date at a price of $0.35.

Each Non FT Unit shall consist of one non flow-through common share and one half of one non-flow-through share purchase warrant, with each whole such warrant exercisable into one common share of the Company for two years from closing date at a price of $0.30.

Finder’s fees and finder’s warrants may be paid on a portion of this private placement.  Finder’s fees will be equal to 8% of the dollar amount attributed to a finder and will be paid in Non FT Units.  Finder’s warrants will be equal in number to 10% of the aggregate number of FT Units and Non FT Units attributed to a finder, and will allow the holder to acquire one common share of the Company at an exercise price of $0.25 for a period of two years from the closing date. The private placement is subject to TSX Venture Exchange acceptance. All securities issued pursuant to the non- brokered offering will be subject to a four month hold period from the closing date.  The proceeds from the flow-through portion of the financing will be used on the Nor property, a uranium enriched iron/oxide/copper/gold (IOCG) target. The property is located on the east side of the Richardson Mountains, 65km east of the Dempster Highway, north of Dawson City, Yukon Territory. The Company plans to carry out an extensive diamond drill program on the Nor property target covering an area of 10km x 3km. Proceeds from the non flow- through portion of the financing will be used for working capital and general exploration. For more information on the Nor Property and International KRL Resources Corp. please visit www.krl.net and the SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

570– 789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.